Exhibit 99.5

MINISO GROUP HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: MNSO; HKEx: 9896)

Ballot for Annual General Meeting (or any adjournment thereof)
held at 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China on December 21, 2023 at 9 a.m. (local time)

I/We,

Please Print Name(s)

of

Please Print Address(es)

the undersigned, being the registered holder(s) of _____________________ ordinary shares (Note 1), par value US$0.00001 per share, of MINISO Group Holding Limited (the “Company”), hereby cast my/our vote as follows:

	PROPOSALS	FOR (Note 2)	AGAINST (Note 2)
1.	As an ordinary resolution, To receive and adopt the audited consolidated financial statements of the Company for the year ended June 30, 2023 and the reports of the directors and auditor thereon.	☐	☐
2.	As an ordinary resolution, (A) To re-elect the following directors of the Company (the “Directors”): (i) To re-elect Ms. Xu Lili as an independent non-executive Director; and	☐	☐
	(ii) To re-elect Mr. Zhu Yonghua as an independent non-executive Director.	☐	☐
	(B) To authorise the board of Directors to fix the remuneration of the Directors.	☐	☐
3.	As an ordinary resolution, To re-appoint KPMG as auditor of the Company and authorise the board of Directors to fix its remuneration for the year ending June 30, 2024.	☐	☐
4.

As an ordinary resolution,

(A)  To grant a general mandate to the Directors to allot, issue and/or otherwise deal with additional shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution;

		☐	☐

(B) To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution; and

		☐	☐

(C) Conditional upon the passing of the ordinary resolutions numbered 4(A) and 4(B), to extend the authority given to the Directors pursuant to ordinary resolution numbered 4(A) to issue shares by adding to the number of shares of the Company which may be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares repurchased under ordinary resolution numbered 4(B).

		☐	☐

Dated _________________, 2023            Signature(s) (Note 3) ___________________________________

[1]	Please insert the number of shares registered in your name(s) to which this ballot relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.”
[3]	This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.